Exhibit 1

SILICOM LTD.
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
July 28, 2015

Notice is hereby given that an Annual General Meeting (the “Meeting”) of Shareholders of Silicom Ltd. (the “Company”) will be held at the offices of the Company at 14 Atir Yeda Street, Kfar Sava 4464323, Israel, on Tuesday, July 28, 2015, at 12:00 Israel time.

The Company is a Dual Company, as such term is defined in the Israeli Companies Regulations (Concessions for Public Companies Traded on Stock Markets Outside of Israel) – 2000.

The Meeting is being called for the following purposes:

1.     To consider and act upon a proposal to re-elect Messrs. Avi Eizenman and Yeshayahu (‘Shaike’) Orbach to hold office as directors for an additional term, commencing on the date of the Meeting until the next Annual General Meeting of Shareholders to be held in the year 2016, and until their successors have been duly elected.

2.     To consider and act upon a proposal to elect Mr. Eli Doron to hold office as director for a term commencing on the date of the Meeting until the next Annual General Meeting of Shareholders to be held in the year 2016, and until his successor has been duly elected.

3.     To consider and act upon a proposal to approve the grant of 13,333 options to purchase ordinary shares of the Company pursuant to the Company's Global Share Incentive Plan (2013) and in compliance with the Company's compensation policy which was approved by the Company’s shareholders on July 31, 2013 (the "Compensation Policy") and the Compensation Policy Caps (as defined below) to Mr. Avi Eizenman, the Company’s Active Chairman of the Board of Directors.

4.     To consider and act upon a proposal to approve the grant of 13,333 options to purchase ordinary shares of the Company pursuant to the Company's Global Share Incentive Plan (2013) and in compliance with the Compensation Policy and the Compensation Policy Caps to Mr. Shaike Orbach, the Company's President and Chief Executive Officer.

5.     To consider and act upon a proposal to approve the appointment of Somekh Chaikin, Certified Public Accountants (Israel), a member of KPMG International, as the independent public accountants of the Company for year ending December 31, 2015, and until the next annual general meeting of the shareholders of the Company, and to authorize the Audit Committee of the Board of Directors to fix the compensation of such auditors in accordance with the amount and nature of their services.

6.     To review the Company’s Financial Statements and Annual Report for the year ended December 31, 2014, and to transact such other business as may properly come before the Meeting.

Shareholders of record at the close of business on June 29, 2015 will be entitled to vote at the Meeting or any postponements or adjournments thereof. Shareholders who do not expect to attend the Meeting in person are requested to mark, date, sign and mail the enclosed proxy as promptly as possible. Shareholders who hold shares of the Company through members of the Tel Aviv Stock Exchange and who wish to participate in the Meeting, in person or by proxy, are required to deliver proof of ownership to the Company, in accordance with the Israeli Companies Regulations (Proof of Ownership of a Share For Purposes of Voting at General Meetings) - 2000. Such shareholders wishing to vote by proxy are requested to attach their proof of ownership to the aforementioned proxy.

By Order of the Board of Directors
SILICOM LTD.

/s/ Yeshayahu (‘Shaike’) Orbach
Yeshayahu (‘Shaike’) Orbach
Date: May 19, 2015	Director, President and Chief Executive Officer